Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ATLAS AMERICA, INC.

Atlas America, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

FIRST: That at a telephonic meeting of the board of directors held on April 16, 2009, a resolution was duly adopted setting forth a proposed amendment to the Certificate of Incorporation of the Company, declaring said amendment to be advisable and calling for consideration of said proposed amendment by the stockholders of the Company. The resolution setting forth the amendment is as follows:

RESOLVED, that Section (a) of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Company be amended so that the same, as amended, reads as follows:

(a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 115,000,000 shares of capital stock, consisting of (i) 114,000,000 shares of common stock, each having a par value of $0.01 per share (the “Common Stock”), and (ii) 1,000,000 shares of preferred stock, each having a par value of $0.01 per share (the “Preferred Stock”).

SECOND: That thereafter, pursuant to the resolution of the board of directors, the proposed amendment was approved, in person or by proxy, by a majority of the stockholders of the Company at a duly convened meeting of stockholders held on July 13, 2009.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 222 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by Lisa Washington, its Chief Legal Officer and Secretary this 16th day of July, 2009.

ATLAS AMERICA, INC.
By:	/s/ Lisa Washington
Lisa Washington, Secretary